Form 40-F
period 2004-03-31
FIRSTSERVICE CORP
filed 2004-06-01
CIK 913353

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ Registration Statement Pursuant to Section 12 of the
Securities Exchange Act of 1934

or

☒ Annual Report Pursuant to Section 13(a) or 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended March 31, 2004

Commission file number 0-24762

FirstService Corporation
(Exact name of Registrant as specified in its charter)

Ontario
(Province or other jurisdiction of incorporation or organization)

1140 Bay Street, Suite 4000
Toronto, Ontario, Canada M5S 2B4
416-960-9500
(Address and telephone number of Registrant's principal executive offices)

Mr. Santino Ferrante
Ferrante & Associates
126 Prospect Street, Cambridge, MA 02139
617-868-5000
(Name, address and telephone number of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: Subordinate Voting Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form                ☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

14,087,018 Subordinate Voting Shares and 662,847 Multiple Voting Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.
                ☐ Yes                ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
                ☒ Yes                ☐ No

DISCLOSURE CONTROLS AND PROCEDURES

        A. Evaluation of disclosure controls and procedures.    The Registrant's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Registrant's disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this annual report (the "Evaluation Date"). They have concluded that, as of the Evaluation Date, these disclosure controls and procedures were effective to ensure that material information relating to the Registrant and its consolidated subsidiaries would be made known to them by others within those entities and would be disclosed on a timely basis. However, as recommended by the Securities and Exchange Commission (the "SEC") in its adopting release, the Registrant will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

        B. Changes in internal control over financial reporting.    As of the end of the period covered by this annual report, there were no changes in the Registrant's internal control over financial reporting that occurred during the period covered by this annual report that have materially affected or are reasonably likely to materially affect the Registrant's internal control over financial reporting.

        C. Limitations on the effectiveness of controls.    The Registrant's management, including the Registrant's Chief Executive Officer and Chief Financial Officer, does not expect that the Registrant's disclosure controls and procedures will prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

AUDIT COMMITTEE FINANCIAL EXPERT

        The Registrant's Board of Directors has determined that it has at least one audit committee financial expert (as such term is defined in the rules and regulations of the SEC) serving on its Audit Committee. Mr. Peter F. Cohen has been determined to be such audit committee financial expert and is independent (as such term is defined by the NASDAQ National Stock Market's corporate governance standards applicable to the Registrant).

        The SEC has indicated that the designation of Mr. Peter F. Cohen as an audit committee financial expert does not make him an "expert" for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the Audit Committee and the Board of Directors in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

CODE OF ETHICS

        The Registrant has adopted a Code of Ethics that applies to all directors, officers and employees of the Registrant. A copy of this Code of Ethics can be obtained, free of charge, by contacting the Registrant at (416) 960-9500.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following table sets out the fees billed to the Registrant by PricewaterhouseCoopers LLP and its affiliates for professional services rendered in each of the fiscal years ended March 31, 2004 and 2003. During these years, PricewaterhouseCoopers LLP was the Registrant's only external auditor.

	Year ended March 31
(in US$ thousands)	2004	2003
Audit fees(1)	$498	$409
Audit-related fees(2)	64	77
Tax fees(3)	576	450
All other fees(4)	—	—

Total	$1,138	$936

(1)
For professional services rendered by PricewaterhouseCoopers LLP for the audit and review of the Registrant's financial statements or services that are normally provided by PricewaterhouseCoopers LLP in connection with statutory and regulatory filings or engagements.

(2)
For assurance and related services by PricewaterhouseCoopers LLP that are reasonably related to the performance of the audit or review of the Registrant's financial statements and are not reported under "Audit Fees" above.

(3)
For professional services rendered by PricewaterhouseCoopers LLP in connection with tax compliance, tax advice and tax planning.

(4)
For services provided by PricewaterhouseCoopers LLP, other than the services reported under "Audit Fees", "Audit-Related Fees" and "Tax Fees" above.

AUDIT COMMITTEE'S PRE-APPROVAL POLICIES AND PROCEDURES

        The Registrant's Audit Committee pre-approves all audit services and permitted non-audit services provided to the Registrant by PricewaterhouseCoopers LLP. The Audit Committee has delegated to the Chairman of the Audit Committee, who is independent, the authority to act on behalf of the Audit Committee with respect to the pre-approval of all audit and permitted non-audit services provided by its external auditors from time to time. Any approvals by the Chairman are reported to the full Audit Committee at its next meeting. None of the services described in footnotes 2, 3 and 4 under "Principal Accountant Fees and Services" above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

CONTRACTUAL OBLIGATIONS

        Please refer to the section entitled "Liquidity and Capital Resources" in Management's Discussion and Analysis of Results of Operations and Financial Condition, included as an exhibit to this annual report on Form 40-F.

IDENTIFICATION OF THE AUDIT COMMITTEE

        The Registrant has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Messrs. David R. Beatty, Brendan Calder and Peter F. Cohen, Chairman.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.    Undertaking

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the SEC, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

B.    Consent to Service of Process

        Concurrently with the filing of this annual report on Form 40-F, the Registrant is filing with the SEC a Form F-X in connection with the Subordinate Voting Shares.

SIGNATURE

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

FIRSTSERVICE CORPORATION
Date: June 1, 2004	By:	/s/ John B. Friedrichsen
	Name:	John B. Friedrichsen
	Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

No.	Document
1.	Annual information form of the Registrant for the fiscal year ended March 31, 2004
2.	Consolidated audited financial statements of the Registrant as at March 31, 2004 and 2003 and for the three years ended on March 31, 2004, in accordance with United States generally accepted accounting principles
3.	Management's discussion and analysis of financial condition and results of operations of the Registrant
4.	Consent Letter from PricewaterhouseCoopers LLP
5.	Officers' Certifications Required by Rule 13a-14(a) or Rule 15d-14(a).
6.	Officers' Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

QuickLinks

SIGNATURE
EXHIBIT INDEX