Form 40-F
period 2005-03-31
FIRSTSERVICE CORP
filed 2005-06-08
CIK 913353

US SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐ Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2005

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

28,867,094 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares

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

DISCLOSURE CONTROLS AND PROCEDURES
A. Evaluation of disclosure controls and procedures.  The Registrant's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Registrant's disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this annual report (the "Evaluation Date"). They have concluded that, as of the Evaluation Date, these disclosure controls and procedures were effective. However, as recommended by the Securities and Exchange Commission (the "SEC") in its adopting release, the Registrant will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets out the fees billed to the Registrant by PricewaterhouseCoopers LLP and its affiliates for professional services rendered in each of the fiscal years ended March 31, 2005 and 2004. During these years, PricewaterhouseCoopers LLP was the Registrant's only external auditor.

(in US$) Year ended March 31	2005	2004
Audit fees (note 1)	$913,000	$496,800
Audit-related fees (note 2)	345,600	172,000
Tax fees (note 3)	259,800	467,700
All other fees (note 4)	3,300	-
	$1,521,700	$1,136,500

Notes:
1.	Refers to the aggregate fees billed by the Company's external auditor for audit services.
2.
Refers to the aggregate fees billed for assurance and related services by the Company's external auditor that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under (1) above, including professional services rendered by the Company's external auditor for accounting consultations on proposed transactions and consultations related to accounting and reporting standards. Such fees included fees incurred in respect of: compliance with the Sarbanes-Oxley Act; due diligence and other work related to the disposition and acquisition of businesses, such work being unrelated to the audit of the Corporation's financial statements; accounting consultations with respect to proposed transactions; as well as other audit-related services.

3.	Refers to the aggregate fees billed for professional services rendered by the Company's external auditor for tax compliance, tax advice and tax planning.
4.	Refers to fees for software product licensing billed by the Company's external auditor.

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

IDENTIFICATION OF THE AUDIT COMMITTEE
The Registrant has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Messrs. Peter F. Cohen, Brendan Calder, and Bernard I. Ghert, Chairman.

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

B.    Consent to Service of Process
       The Registrant has previously filed with the SEC a written irrevocable consent and power of attorney on Form F-X in connection with the Subordinate Voting Shares.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

FIRSTSERVICE CORPORATION

Date: June 8, 2005	By:	/s/ John B. Friedrichsen
	Name:	John B. Friedrichsen
	Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

No.	Document
1.	Annual Information Form of the Registrant for the year ended March 31, 2005
2.
Consolidated audited financial statements of the Registrant as at March 31, 2005 and 2004 and for the three years ended on March 31, 2005, in accordance with generally accepted accounting principles in the United States

3.	Management's discussion and analysis of financial condition and results of operations of the Registrant
4.	Consent of PricewaterhouseCoopers LLP
31.	Officers' Certifications Required by Rule 13a-14(a) or Rule 15d-14(a).
32.	Officers' Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code