Form 40-F
period 2006-03-31
FIRSTSERVICE CORP
filed 2006-05-26
CIK 913353

US SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐ Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2006

Commission file number 0-24762

FirstService Corporation
(Exact name of Registrant as specified in its charter)

Ontario
(Province or other jurisdiction of incorporation or organization)

1140 Bay Street, Suite 4000
Toronto, Ontario, Canada M5S 2B4
416-960-9500
(Address and telephone number of Registrant’s principal executive offices)

Mr. Santino Ferrante, Ferrante & Associates
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

28,730,094 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

☐Yes	☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☐Yes	☒ No

DISCLOSURE CONTROLS AND PROCEDURES
A. Evaluation of disclosure controls and procedures.  The Registrant’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Registrant’s disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this annual report (the “Evaluation Date”). They have concluded that, as of the Evaluation Date, these disclosure controls and procedures were effective. However, as recommended by the Securities and Exchange Commission (the “SEC”) in its adopting release, the Registrant will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

B. Changes in internal control over financial reporting.  As of the end of the period covered by this annual report, there were no changes in the Registrant’s internal control over financial reporting that occurred during the period covered by this annual report that have materially affected or are reasonably likely to materially affect the Registrant’s internal control over financial reporting.

C. Limitations on the effectiveness of controls.  The Registrant’s management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, does not expect that the Registrant’s disclosure controls and procedures will prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

AUDIT COMMITTEE FINANCIAL EXPERT
The Registrant’s Board of Directors has determined that it has at least one audit committee financial expert (as such term is defined in the rules and regulations of the SEC) serving on its Audit Committee. Mr. Peter F. Cohen has been determined to be such audit committee financial expert and is independent (as such term is defined by the NASDAQ National Market’s corporate governance standards applicable to the Registrant).

The SEC has indicated that the designation of Mr. Peter F. Cohen as an audit committee financial expert does not make him an “expert” for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the Audit Committee and the Board of Directors in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

CODE OF ETHICS
        The Registrant has adopted a Code of Ethics and Conduct that applies to all directors, officers and employees of the Registrant and its subsidiaries, and a Financial Management Code of Ethics, which applies to senior management and senior financial and accounting personnel of the Registrant and its subsidiaries. A copy of the Code of Ethics and Conduct and the Financial Management Code of Ethics can be obtained, free of charge, on the Registrant’s website (www.firstservice.com) or by contacting the Registrant at (416) 960-9500.

PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets out the fees billed to the Registrant by PricewaterhouseCoopers LLP and its affiliates for professional services rendered in each of the fiscal years ended March 31, 2006 and 2005. During these years, PricewaterhouseCoopers LLP was the Registrant’s only external auditor.

(in US$) Year ended March 31	2006	2005
Audit fees (note 1)	$1,477,900	$913,000
Audit-related fees (note 2)	131,500	345,600
Tax fees (note 3)	322,000	259,800
All other fees (note 4)	4,600	3,300
	$1,936,000	$1,521,700

Notes:
1.
Refers to the aggregate fees billed by the Registrant’s external auditor for audit services, including statutory and subsidiary audits. In 2006, audit fees included audits of Resolve Corporation and issuance of comfort letters in relation to the sale of Resolve Corporation.

2.
Refers to the aggregate fees billed for assurance and related services by the Registrant’s external auditor that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported under (1) above, including professional services rendered by the Registrant’s external auditor for accounting consultations on proposed transactions and consultations related to accounting and reporting standards. Such fees included fees incurred in respect of: compliance with the Sarbanes-Oxley Act; due diligence and other work related to the disposition and acquisition of businesses, such work being unrelated to the audit of the Registrant’s financial statements; accounting consultations with respect to proposed transactions; as well as other audit-related services.

3.	Refers to the aggregate fees billed for professional services rendered by the Registrant’s external auditor for tax compliance, tax advice and tax planning.
4.	Refers to fees for software product licensing billed by the Registrant’s external auditor.

AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES
The Registrant’s Audit Committee pre-approves all audit services and permitted non-audit services provided to the Registrant by PricewaterhouseCoopers LLP. The Audit Committee has delegated to the Chair of the Audit Committee, who is independent, the authority to act on behalf of the Audit Committee with respect to the pre-approval of all audit and permitted non-audit services provided by its external auditors from time to time. Any approvals by the Chair are reported to the full Audit Committee at its next meeting. All of the services described in footnotes 2, 3 and 4 under “Principal Accountant Fees and Services” above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS
        The Registrant does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL OBLIGATIONS
Please refer to the section entitled “Liquidity and Capital Resources” in Management’s Discussion and Analysis of Results of Operations and Financial Condition, included as an exhibit to this annual report on Form 40-F.

IDENTIFICATION OF THE AUDIT COMMITTEE
The Registrant has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Messrs. Bernard I. Ghert - Chair, Peter F. Cohen and Brendan Calder.

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

FIRSTSERVICE CORPORATION

Date: May 26, 2006	By:	/s/ John B. Friedrichsen
	Name:	John B. Friedrichsen
	Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

No.	Document

1.	Annual Information Form of the Registrant for the year ended March 31, 2006
2.
Consolidated audited financial statements of the Registrant as at March 31, 2006 and 2005 and for the three years ended on March 31, 2006, in accordance with generally accepted accounting principles in the United States

3.	Management’s discussion and analysis of financial condition and results of operations of the Registrant
4.	Consent of PricewaterhouseCoopers LLP
31.	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a).
32.	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code