Form 40-F
period 2007-03-31
FIRSTSERVICE CORP
filed 2007-05-23
CIK 913353

US SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[ ] Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934
or
[x] Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2007

Commission file number 0-24762

FirstService Corporation
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English (if applicable))

Ontario, Canada
(Province or other jurisdiction of incorporation or organization)

6500
(Primary Standard Industrial Classification Code Number (if applicable))

N/A
(I.R.S. Employer Identification Number (if applicable))

1140 Bay Street, Suite 4000
Toronto, Ontario, Canada M5S 2B4
416-960-9500
(Address and telephone number of Registrant’s principal executive offices)

Mr. Santino Ferrante, Ferrante & Associates
126 Prospect Street, Cambridge, MA 02139
617-868-5000
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Subordinate Voting Shares	NASDAQ Stock Market Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[x] Annual information form  [x] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

            28,597,194 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

[ ] Yes  [x] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[x] Yes  [ ] No

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Registrant’s Annual Information Form for the fiscal year ended March 31, 2007, see Exhibit 1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For the Registrant’s consolidated audited annual financial statements as at March 31, 2007 and 2006 and for the three fiscal years ended on March 31, 2007, including the auditor’s report with respect thereto, see Exhibit 2 of this Annual Report on Form 40-F.

C. Management’s Discussion and Analysis

For the Registrant’s management’s discussion and analysis for the fiscal year ended March 31, 2007, see Exhibit 3 of this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

The Registrant’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this annual report (the “Evaluation Date”). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the Evaluation Date, the Registrant’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the “SEC”) and (ii) accumulated and communicated to the Registrant’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Registrant is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). The Registrant’s management has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, the Registrant’s internal control over financial reporting may not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

The Registrant’s management conducted an evaluation of the effectiveness of the Registrant’s internal control over financial reporting based on the framework and criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management assessed the effectiveness of the Registrant’s internal control over financial reporting for the fiscal year ended March 31, 2007 and concluded that such internal control over financial reporting was effective as of March 31, 2007.

This annual report does not include an attestation report of the Registrant’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Registrant’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Registrant to provide only management’s report in this annual report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended March 31, 2007, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s board of directors (the “Board of Directors”) has determined that it has at least one audit committee financial expert (as such term is defined in item 8(a) of General Instruction B to Form 40-F) serving on its audit committee (the “Audit Committee”). Mr. Peter F. Cohen has been determined by the Board of Directors to be such audit committee financial expert and is independent (as such term is defined by the NASDAQ Stock Market’s corporate governance standards applicable to the Registrant).

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Registrant by PricewaterhouseCoopers LLP and its affiliates for professional services rendered in each of the fiscal years ended March 31, 2007 and 2006. During these years, PricewaterhouseCoopers LLP was the Registrant’s only external auditor.

(in US$) Year ended March 31	2007	2006
Audit fees (note 1)	$1,102,400	$1,477,900
Audit-related fees (note 2)	339,600	131,500
Tax fees (note 3)	147,100	322,000
All other fees (note 4)	5,000	4,600
	$1,594,100	$1,936,000

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

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the Registrant’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided in the table entitled “Contractual Obligations” under the section entitled “Liquidity and Capital Resources” in the Management’s Discussion and Analysis of Results of Operations and Financial Condition included as Exhibit 3 to this annual report on Form 40-F, is incorporated herein by reference.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Messrs. Bernard I. Ghert (Chair), Peter F. Cohen and Brendan Calder.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

FIRSTSERVICE CORPORATION

Date: May 22, 2007	By:	/s/ John B. Friedrichsen
Name: John B. Friedrichsen
Title: Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

No.	Document

1.	Annual Information Form of the Registrant for the year ended March 31, 2007.

2.
Consolidated audited financial statements of the Registrant as at March 31, 2007 and 2006 and for the three fiscal years ended on March 31, 2007, in accordance with generally accepted accounting principles in the United States.

3.	Management’s discussion and analysis of results of operations and financial condition of the Registrant.

4.	Consent of PricewaterhouseCoopers LLP.

31.	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a).

32.	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code