Form 40-F
period 2008-03-31
FIRSTSERVICE CORP
filed 2008-05-23
CIK 913353

US SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[  ]  Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934
or
[x]  Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2008

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

5,979,074  7% Cumulative Preference Shares, Series 1
28,786,893  Subordinate Voting Shares and  1,325,694  Multiple Voting Shares

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

[x]  Yes                                [  ]  No

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Registrant’s Annual Information Form for the fiscal year ended March 31, 2008, see Exhibit 1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For the Registrant’s consolidated audited annual financial statements as at March 31, 2008 and 2007 and for the three fiscal years ended on March 31, 2008, including the auditor’s report with respect thereto, see Exhibit 2 of this Annual Report on Form 40-F.

C. Management’s Discussion and Analysis

For the Registrant’s management’s discussion and analysis for the fiscal year ended March 31, 2008, see Exhibit 3 of this Annual Report on Form 40-F.

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of its effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has excluded Field Asset Services, Inc. and 14 other individually insignificant entities acquired by the Company during the last fiscal year from its assessment of internal control over financial reporting as at March 31, 2008.   The total assets and total revenues of these majority-owned entities of the Company represent 5.5% and 9.9%, respectively, of the related consolidated financial statement amounts including discontinued operations as at and for the fiscal year ended March 31, 2008.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at March 31, 2008, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at March 31, 2008, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as at March 31, 2008, has been audited by PricewaterhouseCoopers LLP, the Company’s independent auditors.  The attestation report of PricewaterhouseCoopers LLP is included in PricewaterhouseCoopers LLP’s report to the shareholders of the Company dated May 20, 2008, which accompanies the Company’s audited consolidated financial statements for the fiscal year ended March 31, 2008.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of the Registrant's internal control over financial reporting as at March 31, 2008, has been audited by PricewaterhouseCoopers LLP, the Registrant’s independent auditors.  The attestation report of PricewaterhouseCoopers LLP is included in PricewaterhouseCoopers LLP’s report to the shareholders of the Registrant dated May 20, 2008, which accompanies the Registrant’s audited consolidated financial statements for the fiscal year ended March 31, 2008, filed as Exhibit 23 to this Annual Report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended March 31, 2008, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the fiscal year ended March 31, 2008 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Registrant by PricewaterhouseCoopers LLP and its affiliates for professional services rendered in each of the fiscal years ended March 31, 2008 and 2007.  During these years, PricewaterhouseCoopers LLP was the Registrant’s only external auditor.

(in US$) Year ended March 31	2008	2007
Audit fees (note 1)	$2,020,700	$1,102,400
Audit-related fees (note 2)	324,500	339,600
Tax fees (note 3)	254,800	147,100
All other fees (note 4)	-	5,000
	$2,600,000	$1,594,100

Notes:

1. Refers to the aggregate fees billed by the Registrant’s external auditor for audit services, including statutory and subsidiary audits.  In fiscal 2008, audit fees included $242,000 of fees related to the divestiture of the Integrated Security Services segment.

2. Refers to the aggregate fees billed for assurance and related services by the Registrant’s external auditor that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported under (1) above, including professional services rendered by the Registrant’s external auditor for accounting consultations on proposed transactions and consultations related to accounting and reporting standards. Such fees included fees incurred in respect of due diligence and other work related to the disposition and acquisition of businesses, such work being unrelated to the audit of the Registrant’s financial statements; accounting consultations with respect to proposed transactions; as well as other audit-related services

3. Refers to the aggregate fees billed for professional services rendered by the Registrant’s external auditor for tax compliance, tax advice and tax planning.
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

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act.  The members of the Audit Committee are Messrs. Bernard I. Ghert (Chair), Peter F. Cohen and David Beatty.

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

B.           Consent to Service of Process

The Registrant has previously filed with the SEC an Appointment of Agent for Service of Process and Undertaking on Form F-X in connection with its Subordinate Voting Shares.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

FIRSTSERVICE CORPORATION

Date: May 21, 2008                                                                    By:        /s/ John B. Friedrichsen
Name:   John B. Friedrichsen
Title:      Senior Vice President and
            Chief Financial Officer

EXHIBIT INDEX

No.	Document

1.	Annual Information Form of the Registrant for the year ended March 31, 2008.

2.
Consolidated audited financial statements of the Registrant as at March 31, 2008 and 2007 and for the three fiscal years ended on March 31, 2008, in accordance with generally accepted accounting principles in the United States.

3.	Management’s discussion and analysis of results of operations and financial condition of the Registrant.

23.	Consent of PricewaterhouseCoopers LLP.

31.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.

32.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.