Form 40-F
period 2008-12-31
FIRSTSERVICE CORP
filed 2009-03-02
CIK 913353

US SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[  ]  Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934
or
[x]  Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal period ended December 31, 2008

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

5,772,274     7% Cumulative Preference Shares, Series 1
28,007,790  Subordinate Voting Shares and  1,325,694  Multiple Voting Shares

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

[x]  Yes                                [  ]  No

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Registrant’s Annual Information Form for the fiscal period ended December 31, 2008, see Exhibit 1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For the Registrant’s consolidated audited annual financial statements as at December 31, 2008, March 31, 2008 and 2007 and for the nine months ended December 31, 2008 and three fiscal years ended on March 31, 2008, including the auditor’s report with respect thereto, see Exhibit 2 of this Annual Report on Form 40-F.

C. Management’s Discussion and Analysis

For the Registrant’s management’s discussion and analysis for the nine months ended December 31, 2008, see Exhibit 3 of this Annual Report on Form 40-F.

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

Management has excluded six individually insignificant entities acquired by the Company during the last fiscal period from its assessment of internal control over financial reporting as at December 31, 2008.   The total assets and total revenues of these majority-owned entities of the Company represent 1.6% and 1.4%, respectively, of the related consolidated financial statement amounts including discontinued operations as at and for the nine-month period ended December 31, 2008.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2008, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at December 31, 2008, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2008, has been audited by PricewaterhouseCoopers LLP, the Company’s independent auditors.  The attestation report of PricewaterhouseCoopers LLP is included in PricewaterhouseCoopers LLP’s report to the shareholders of the Company dated February 27, 2009, which accompanies the Company’s audited consolidated financial statements for the nine-month period ended December 31, 2008, filed as Exhibit 2 to this Annual Report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the nine-month period ended December 31, 2008, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the nine-month period ended December 31, 2008 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Registrant by PricewaterhouseCoopers LLP and its affiliates for professional services rendered in each of the fiscal periods ended December 31, 2008 and March 31, 2008.  During these periods, PricewaterhouseCoopers LLP was the Registrant’s only external auditor.

(in US$)	Nine months ended December 31, 2008	Year ended March 31, 2008
Audit fees (note 1)	$1,590,000	$2,020,700
Audit-related fees (note 2)	220,000	324,500
Tax fees (note 3)	271,000	254,800
All other fees	-	-
	$2,081,000	$2,600,000

Notes:

1.
Refers to the aggregate fees billed by the Company’s external auditor for audit services, including statutory and subsidiary audits. In the year ended March 31, 2008, audit fees included $242,000 of fees related to the divestiture of the Integrated Security Services segment.

2.
 Refers to the aggregate fees billed for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under (1) above, including professional services rendered by the Company’s external auditor for accounting consultations on proposed transactions and consultations related to accounting and reporting standards. Such fees included fees incurred in respect of: due diligence and other work related to the disposition and acquisition of businesses, such work being unrelated to the audit of the Company’s financial statements; accounting consultations with respect to proposed transactions; as well as other audit-related services.

3.	Refers to the aggregate fees billed for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning.

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

FIRSTSERVICE CORPORATION

Date: February 27, 2009	By:	/s/ John B. Friedrichsen
	Name:	John B. Friedrichsen
	Title:	Senior Vice President and
Chief Financial Officer

EXHIBIT INDEX

No.                          Document

1.	Annual Information Form of the Registrant for the nine-month period ended December 31, 2008.

2.
Consolidated audited financial statements of the Registrant as at December 31, 2008, March 31, 2008 and 2007 and for the nine months ended December 31, 2008 and the three fiscal years ended on March 31, 2008, in accordance with generally accepted accounting principles in the United States.

3.	Management’s discussion and analysis of results of operations and financial condition of the Registrant.

23.	Consent of PricewaterhouseCoopers LLP.

31.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14(a) of the Securities Exchange Act of 1934.

32.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.