Form 40-F
period 2009-12-31
FIRSTSERVICE CORP
filed 2010-03-02
CIK 913353

US SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[  ]  Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934
or
[x]  Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal period ended December 31, 2009

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
28,299,216  Subordinate Voting Shares and 1,325,694 Multiple Voting Shares

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

[x]  Yes                                [  ]  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

[ ]  Yes                                [  ]  No

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Registrant’s Annual Information Form for the year ended December 31, 2009, see Exhibit 1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For the Registrant’s consolidated audited annual financial statements as at December 31, 2009, 2008 and March 31, 2008 and for the fiscal year ended December 31, 2009, nine months ended December 31, 2008 and fiscal year ended on March 31, 2008, including the auditor’s report with respect thereto, see Exhibit 2 of this Annual Report on Form 40-F.

C. Management’s Discussion and Analysis

For the Registrant’s management’s discussion and analysis for the year ended December 31, 2009, see Exhibit 3 of this Annual Report on Form 40-F.

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

Management has excluded four individually insignificant entities acquired by the Company during the last fiscal period from its assessment of internal control over financial reporting as at December 31, 2009. The total assets and total revenues of the three individually insignificant entities and one equity method investee of the Company represent 2.2% and 0.1%, respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2009.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2009, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at December 31, 2009, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2009, has been audited by PricewaterhouseCoopers LLP, the Company’s independent auditors.  The attestation report of PricewaterhouseCoopers LLP is included in PricewaterhouseCoopers LLP’s report to the shareholders of the Company dated March 1, 2010, which accompanies the Company’s audited consolidated financial statements for the year ended December 31, 2009, filed as Exhibit 2 to this Annual Report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year ended December 31, 2009, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2009 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Mr. Cohen is a Chartered Accountant and a former partner in an audit practice of a public accounting firm. Mr. Cohen is currently the Chair of the Board of the Company and President and Chief Executive Officer of the Dawsco Group, a private real estate and investment company owned by Mr. Cohen and his family. Mr. Cohen was a co-founder and Chair and Chief Executive Officer of Centrefund Realty Corporation, a publicly traded shopping center investment company until August 2000 when control of the company was sold. Mr. Cohen is a member of the boards of a number of private companies and charities.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Registrant by PricewaterhouseCoopers LLP and its affiliates for professional services rendered in each of the fiscal periods ended December 31, 2009 and 2008.  During these periods, PricewaterhouseCoopers LLP was the Registrant’s only external auditor.

(in C$)	Year ended December 31, 2009	Nine months ended December 31, 2008
Audit fees (note 1)	$1,592,000	$1,590,000
Audit-related fees (note 2)	543,000	220,000
Tax fees (note 3)	216,000	271,000
All other fees	-	-
	$2,351,000	$2,081,000

Notes:

1.	Refers to the aggregate fees billed by the Company's external auditor for audit services, including statutory and subsidiary audits.
2.
Refers to the aggregate fees billed for assurance and related services by the Company's external auditor that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under (1) above, including professional services rendered by the Company's external auditor for accounting consultations on proposed transactions and consultations related to accounting and reporting standards. Such fees included amounts incurred in respect of: review of prospectus and other work related to the raising of capital, due diligence and other work related to the disposition and acquisition of businesses, such work being unrelated to the audit of the Company's financial statements; accounting consultations with respect to proposed transactions; as well as other audit-related services.

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

FIRSTSERVICE CORPORATION

Date: March 2, 2010                                                                      By:          /s/ John B. Friedrichsen

Name:      John B. Friedrichsen
Title:        Senior Vice President and
 Chief Financial Officer

EXHIBIT INDEX

No.                      Document

1.	Annual Information Form of the Registrant for the year ended December 31, 2009.

2.
Consolidated audited financial statements of the Registrant as at December 31, 2009, 2008 and March 31, 2008 and for year ended December 31, 2009, nine months ended December 31, 2008 and fiscal year ended on March 31, 2008 in accordance with generally accepted accounting principles in the United States.

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