Form 40-F
period 2010-12-31
FIRSTSERVICE CORP
filed 2011-02-25
CIK 913353

US SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[  ]  Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934
or
[x]  Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal period ended December 31, 2010

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
28,992,580 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares

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

[ ]  Yes                                [  ]  No

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Registrant’s Annual Information Form for the year ended December 31, 2010, see Exhibit 1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For the Registrant’s consolidated audited annual financial statements as at December 31, 2010 and 2009 and for the years ended December 31, 2010 and 2009 and nine months ended December 31, 2008, see Exhibit 2 of this Annual Report on Form 40-F.

C. Management’s Discussion and Analysis

For the Registrant’s management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2010, see Exhibit 3 of this Annual Report on Form 40-F.

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Registrant.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of its effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has excluded ten entities acquired by the Registrant during the last fiscal period from its assessment of internal control over financial reporting as at December 31, 2010. The total assets and total revenues of the ten entities of the Registrant represent 7.5% and 2.1%, respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2010.

Management has assessed the effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2010, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at December 31, 2010, the Registrant’s internal control over financial reporting was effective.

The effectiveness of the Registrant's internal control over financial reporting as at December 31, 2010, has been audited by PricewaterhouseCoopers LLP, the Registrant’s independent auditors.  The attestation report of PricewaterhouseCoopers LLP is included in PricewaterhouseCoopers LLP’s report to the shareholders of the Registrant dated February 25, 2010, which accompanies the Registrant’s audited consolidated financial statements for the year ended December 31, 2010, filed as Exhibit 2 to this Annual Report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year ended December 31, 2010, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2010 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Mr. Cohen is a Chartered Accountant and a former partner in an audit practice of a public accounting firm. Mr. Cohen is currently the Chair of the Board of the Registrant and President and Chief Executive Officer of the Dawsco Group, a private real estate and investment company owned by Mr. Cohen and his family. Mr. Cohen was a co-founder and Chair and Chief Executive Officer of Centrefund Realty Corporation, a publicly traded shopping center investment company until August 2000 when control of the company was sold. Mr. Cohen is a member of the boards of a number of private companies and charities.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Registrant by PricewaterhouseCoopers LLP and its affiliates for professional services rendered in each of the fiscal periods ended December 31, 2010 and 2009.  During these periods, PricewaterhouseCoopers LLP was the Registrant’s only external auditor.

(in thousands of C$)	Year ended December 31, 2010	Year ended December 31, 2009
Audit fees (note 1)	$1,545	$1,592
Audit-related fees (note 2)	218	543
Tax fees (note 3)	177	216
All other fees (note 4)	10	10
	$1,950	$2,361

Notes:

1.	Refers to the aggregate fees billed by the Registrant's external auditor for audit services relating to the audit of FirstService Corporation.
2.
Refers to the aggregate fees billed for assurance and related services by the Registrant's external auditor that are reasonably related to the performance of the audit or review of the Registrant's financial statements and are not reported under (1) above, including professional services rendered by the Registrant's external auditor for accounting consultations on proposed transactions and consultations related to accounting and reporting standards. Such fees included amounts incurred in respect of: review of prospectus and other work related to the raising of capital, due diligence and other work related to the disposition and acquisition of businesses, such work being unrelated to the audit of the Registrant's financial statements; accounting consultations with respect to proposed transactions; statutory audits required by subsidiaries, as well as other audit-related services.

3.	Refers to the aggregate fees billed for professional services rendered by the Registrant's external auditor for tax compliance, tax advice and tax planning.
4.	Refers to fees for licensing and subscriptions to accounting and tax research tools.

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

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act.  The members of the Audit Committee are Messrs. Bernard I. Ghert (Chair), Peter F. Cohen, David Beatty and John (Jack) P. Curtin, Jr.

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

FIRSTSERVICE CORPORATION

Date: February 25, 2011	By: /s/ John B. Friedrichsen

Name: John B. Friedrichsen
Title: Senior Vice President and
Chief Financial Officer

EXHIBIT INDEX

No.	Document

1.	Annual Information Form of the Registrant for the year ended December 31, 2010.

2.
Consolidated audited financial statements of the Registrant as at December 31, 2010 and 2009 and for years ended December 31, 2010 and 2009 and nine months ended December 31, 2008, in accordance with generally accepted accounting principles in the United States.

3.	Management’s discussion and analysis of results of operations and financial condition of the Registrant for the year ended December 31, 2010.

23.	Consent of PricewaterhouseCoopers LLP.

31.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.

32.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.