Form 40-F
period 2012-12-31
FIRSTSERVICE CORP
filed 2013-02-22
CIK 913353

US SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[  ]  Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934
or
[x]  Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

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

5,230,634 7% Cumulative Preference Shares, Series 1
28,744,410 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares

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

[x]  Yes                                [  ]  No

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Registrant’s Annual Information Form for the year ended December 31, 2012, see Exhibit 1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For the Registrant’s consolidated audited annual financial statements as at December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010, see Exhibit 2 of this Annual Report on Form 40-F.

C. Management’s Discussion and Analysis

For the Registrant’s management’s discussion and analysis for the year ended December 31, 2012, see Exhibit 3 of this Annual Report on Form 40-F.

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

Management has excluded five individually insignificant entities acquired by the Registrant during the last fiscal period from its assessment of internal control over financial reporting as at December 31, 2012. The total assets and total revenues of the five individually insignificant controlled entities of the Registrant represent 4.0% and 3.5%, respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2012.

Management has assessed the effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2012, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at December 31, 2012, the Registrant’s internal control over financial reporting was effective.

The Registrant’s independent registered public accounting firm, PricewaterhouseCoopers LLP, audited the effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2012, as stated in their report set forth in Exhibit 2 to this Annual Report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year ended December 31, 2012, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2012 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Registrant by PricewaterhouseCoopers LLP for professional services rendered in each of the fiscal periods ended December 31, 2012 and 2011.  During these periods, PricewaterhouseCoopers LLP was the Registrant’s only external auditor.

(in thousands of C$)	Year ended December 31, 2012	Year ended December 31, 2011
Audit fees (note 1)	$1,579	$1,550
Audit-related fees (note 2)	388	325
Tax fees (note 3)	476	145
All other fees (note 4)	10	5
	$2,453	$2,025

Notes:

1.	Refers to the aggregate fees billed by the Registrant's external auditor for audit services relating to the audit of the Registrant.
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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided in the table entitled “Contractual Obligations” under the section entitled “Liquidity and Capital Resources” in the management’s discussion and analysis included as Exhibit 3 to this Annual Report on Form 40-F, is incorporated herein by reference.

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

FIRSTSERVICE CORPORATION

Date: February 22, 2013	By:	/s/ John B. Friedrichsen
	Name:	John B. Friedrichsen
	Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

No.	Document

1.	Annual Information Form of the Registrant for the year ended December 31, 2012.

2.
Consolidated audited financial statements of the Registrant as at December 31, 2012 and 2011 and for years ended December 31, 2012, 2011 and 2010, in accordance with generally accepted accounting principles in the United States.

3.	Management’s discussion and analysis of the Registrant for the year ended December 31, 2012.

23.	Consent of PricewaterhouseCoopers LLP.

31.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.

32.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.	Interactive Data File.