Form 40-F
period 2014-12-31
FIRSTSERVICE CORP
filed 2015-02-25
CIK 913353

US SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[  ]  Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934
or
[x]  Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

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

34,481,261 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares

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

[x]  Yes                                [  ]  No

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Registrant’s Annual Information Form for the year ended December 31, 2014, see Exhibit 1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For the Registrant’s audited consolidated financial statements as at December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012, see Exhibit 2 of this Annual Report on Form 40-F.

C. Management’s Discussion and Analysis

For the Registrant’s management’s discussion and analysis for the year ended December 31, 2014, see Exhibit 3 of this Annual Report on Form 40-F.

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

Management has excluded seventeen individually insignificant entities acquired by the Registrant during the last fiscal period from its assessment of internal control over financial reporting as at December 31, 2014. The total assets and total revenues of the seventeen majority-owned entities represent 4.2% and 3.6%, respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2014.

Management has assessed the effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2014, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at December 31, 2014, the Registrant’s internal control over financial reporting was effective.

The effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2014 has been audited by PricewaterhouseCoopers LLP, the Registrant’s independent registered public accounting firm, as stated in their report filed in Exhibit 2 of this Annual Report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year ended December 31, 2014, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2014 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Registrant by PricewaterhouseCoopers LLP for professional services rendered in each of the fiscal periods ended December 31, 2014 and 2013. During these periods, PricewaterhouseCoopers LLP was the Registrant’s only external auditor.

(in thousands of C$)	Year ended December 31, 2014	Year ended December 31, 2013
Audit fees (note 1)	$2,460	$2,254
Audit-related fees (note 2)	21	55
Tax fees (note 3)	512	371
All other fees (note 4)	10	4
	$3,003	$2,684

Notes:

1.	Refers to the aggregate fees billed by the Registrant's external auditor for audit services relating to the audit of the Registrant and statutory audits required by subsidiaries.
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

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act.  The members of the Audit Committee are Messrs. Bernard I. Ghert (Chair), Peter F. Cohen, Michael Stein, and John (Jack) P. Curtin, Jr.

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

FIRSTSERVICE CORPORATION

Date: February 24, 2015	By: /s/ John B. Friedrichsen
Name: John B. Friedrichsen
Title: Senior Vice President and
Chief Financial Officer

EXHIBIT INDEX

No.	Document

1.	Annual Information Form of the Registrant for the year ended December 31, 2014.

2.
Audited consolidated financial statements of the Registrant as at December 31, 2014 and 2013 and for years ended December 31, 2014, 2013 and 2012, in accordance with generally accepted accounting principles in the United States.

3.	Management’s discussion and analysis of the Registrant for the year ended December 31, 2014.

23.	Consent of PricewaterhouseCoopers LLP.

31.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.

32.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.	Interactive Data File.