Form 40-F
period 2015-12-31
Colliers International Group Inc.
filed 2016-02-19
CIK 913353

US Securities and Exchange Commission

Washington, D.C. 20549

Form 40-F

[  ]  Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934

or

[x]  Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015

Commission file number 001-36898

Colliers International Group Inc.

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

37,178,617 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares

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

[x] Yes                       [ ] No

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Registrant’s Annual Information Form for the year ended December 31, 2015, see Exhibit 1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For the Registrant’s audited consolidated financial statements as at December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013, see Exhibit 2 of this Annual Report on Form 40-F.

C. Management’s Discussion and Analysis

For the Registrant’s management’s discussion and analysis for the year ended December 31, 2015, see Exhibit 3 of this Annual Report on Form 40-F.

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

Management has excluded nine individually insignificant entities acquired by the Registrant during the last fiscal period from its assessment of internal control over financial reporting as at December 31, 2015. The total assets and total revenues of the nine majority-owned entities represent 1.8% and 2.0%, respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2015.

Management has assessed the effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2015, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at December 31, 2015, the Registrant’s internal control over financial reporting was effective.

The effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2015 has been audited by PricewaterhouseCoopers LLP, the Registrant’s independent registered public accounting firm, as stated in their report filed in Exhibit 2 of this Annual Report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year ended December 31, 2015, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2015 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s board of directors (the “Board of Directors”) has determined that it has at least one audit committee financial expert (as such term is defined in item 8(a) of General Instruction B to Form 40-F) serving on its audit & risk committee (the “Audit Committee”). Mr. Peter F. Cohen has been determined by the Board of Directors to be such audit committee financial expert and is independent (as such term is defined by the NASDAQ Stock Market’s corporate governance standards applicable to the Registrant).

Mr. Cohen is a Chartered Professional Accountant and a former partner in an audit practice of a public accounting firm. Mr. Cohen is currently the Vice Chairman of the Board of the Registrant and President and Chief Executive Officer of the Dawsco Group, a private real estate and investment company owned by Mr. Cohen and his family. Mr. Cohen was a co-founder and Chair and Chief Executive Officer of Centrefund Realty Corporation, a publicly traded shopping center investment company until August 2000 when control of the company was sold. Mr. Cohen is a member of the boards of a number of private companies and charities.

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

CODE OF ETHICS

The Registrant has adopted a Code of Ethics and Conduct that applies to all directors, officers and employees of the Registrant and its subsidiaries, and a Financial Management Code of Ethics, which applies to senior management and senior financial and accounting personnel of the Registrant and its subsidiaries. A copy of the Code of Ethics and Conduct and the Financial Management Code of Ethics can be obtained, free of charge, on the Registrant’s website (www.colliers.com) or by contacting the Registrant at (416) 960-9500.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Registrant by PricewaterhouseCoopers LLP for professional services rendered in each of the fiscal periods ended December 31, 2015 and 2014. During these periods, PricewaterhouseCoopers LLP was the Registrant’s only external auditor.

(in thousands of C$)	Year ended December 31, 2015	Year ended December 31, 2014
Audit fees (note 1)	$1,831	$2,460
Audit-related fees (note 2)	384	21
Tax fees (note 3)	788	512
All other fees (note 4)	5	10
	$3,008	$3,003

Notes:

1.	Refers to the aggregate fees billed by the Registrant's external auditor for audit services relating to the audit of the Registrant and statutory audits required by subsidiaries.
2.	Refers to the aggregate fees billed for assurance and related services by the Registrant's external auditor that are reasonably related to the performance of the audit or review of the Registrant's financial statements and are not reported under (1) above, including professional services rendered by the Registrant's external auditor for accounting consultations on proposed transactions and consultations related to accounting and reporting standards. Such fees included amounts incurred in respect of: due diligence and other work related to the disposition and acquisition of businesses, such work being unrelated to the audit of the Registrant's financial statements; accounting consultations with respect to proposed transactions, as well as other audit-related services.
3.	Refers to the aggregate fees billed for professional services rendered by the Registrant's external auditor for tax compliance, tax advice and tax planning.
4.	Refers to fees for licensing and subscriptions to accounting and tax research tools.

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

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Registrant’s financial performance or financial condition other than the payments which may be required to be made under the sale of control arrangement contained in the restated management services agreement with the Registrant, Jayset Management CIG Inc. and Jay S. Hennick. A description of the sale of control arrangement is set out in Note 14 to the consolidated financial statements included as Exhibit 2 to this Annual Report on Form 40-F, and is incorporated herein by reference.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided in the table entitled “Contractual Obligations” under the section entitled “Liquidity and Capital Resources” in the management’s discussion and analysis included as Exhibit 3 to this Annual Report on Form 40-F, is incorporated herein by reference.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Peter F. Cohen (Chair), John (Jack) P. Curtin, Jr., Katherine M. Lee and L. Frederick Sutherland.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.       Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the SEC, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an Annual Report on Form 40-F arises; or transactions in said securities.

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

Colliers International Group Inc.

Date: February 19, 2016	By:	/s/ John B. Friedrichsen
	Name:	John B. Friedrichsen
	Title:	Chief Financial Officer

EXHIBIT INDEX

No.	Document

1.	Annual Information Form of the Registrant for the year ended December 31, 2015.

2.	Audited consolidated financial statements of the Registrant as at December 31, 2015 and 2014 and for years ended December 31, 2015, 2014 and 2013, in accordance with generally accepted accounting principles in the United States.

3.	Management’s discussion and analysis of the Registrant for the year ended December 31, 2015.

23.	Consent of PricewaterhouseCoopers LLP.

31.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.

32.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.	Interactive Data File.