Form 40-F
period 2016-12-31
Colliers International Group Inc.
filed 2017-02-23
CIK 913353

UNITED STATES Securities and Exchange Commission

Washington, D.C. 20549

Form 40-F

[  ]  Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934

or

[x]  Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2016

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

37,322,767 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares

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

[x] Yes                          [   ] No

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Registrant’s Annual Information Form for the year ended December 31, 2016, see Exhibit 1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For the Registrant’s audited consolidated financial statements as at December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, see Exhibit 2 of this Annual Report on Form 40-F.

C. Management’s Discussion and Analysis

For the Registrant’s management’s discussion and analysis for the year ended December 31, 2016, see Exhibit 3 of this Annual Report on Form 40-F.

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

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

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

Management has excluded ten individually insignificant entities acquired by the Registrant during the last fiscal period from its assessment of internal control over financial reporting as at December 31, 2016. The total assets and total revenues of the ten majority-owned entities represent 2.2% and 3.8%, respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2016.

Management has assessed the effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2016, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at December 31, 2016, the Registrant’s internal control over financial reporting was effective.

The effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2016 has been audited by PricewaterhouseCoopers LLP, the Registrant’s independent registered public accounting firm, as stated in their report filed in Exhibit 2 of this Annual Report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year ended December 31, 2016, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2016 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s board of directors (the “Board of Directors”) has determined that it has at least one audit committee financial expert (as such term is defined in item 8(a) of General Instruction B to Form 40-F) serving on its audit & risk committee (the “Audit Committee”). Each of Messrs. Peter F. Cohen and L. Frederick Sutherland have been determined by the Board of Directors to be such audit committee financial expert and is independent (as such term is defined by the NASDAQ Stock Market’s corporate governance standards applicable to the Registrant).

Mr. Cohen is a Chartered Professional Accountant and a former partner in an audit practice of a public accounting firm. Mr. Cohen is currently the Vice Chairman of the Board of the Registrant and President and Chief Executive Officer of the Dawsco Group, a private real estate and investment company owned by Mr. Cohen and his family. Mr. Cohen was a co-founder and Chair and Chief Executive Officer of Centrefund Realty Corporation, a publicly traded shopping center investment company until August 2000 when control of the company was sold. Mr. Cohen serves as the Treasurer and a Director of the Sinai Health System and is the Co-Chair of the Resources Committee and Building and Development Committee.

Mr. Sutherland was the Executive Vice President and Chief Financial Officer of Aramark Corporation, Philadelphia, PA, a provider of services, facilities management and uniform and career apparel, from 1997 through April 5, 2015 at which time he became the Senior Advisor to the Chief Executive Officer of Aramark prior to retiring from Aramark on December 31, 2015. Prior to joining Aramark in 1980, Mr. Sutherland was Vice President in the Corporate Banking Department of Chase Manhattan Bank, New York, NY. Mr. Sutherland is a director of Consolidated Edison, Inc. Mr. Sutherland is also Chairman of the Board of WHYY, a PBS affiliate, Board President of Episcopal Community Services, an anti-poverty agency, and a Trustee of People's Light and Theater. Mr. Sutherland holds an MBA Degree in Finance from the Katz School of the University of Pittsburgh and a Bachelors in Physics and Mathematics from Duke University.

The SEC has indicated that the designation of each of Messrs. Cohen and Sutherland as an audit committee financial expert does not make them an “expert” for any purpose, impose on them any duties, obligations or liability that are greater than the duties, obligations or liability imposed on them as a member of the Audit Committee and the Board of Directors in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Registrant by PricewaterhouseCoopers LLP for professional services rendered in each of the fiscal periods ended December 31, 2016 and 2015. During these periods, PricewaterhouseCoopers LLP was the Registrant’s only external auditor.

(in thousands of C$)	Year ended December 31, 2016	Year ended December 31, 2015
Audit fees (note 1)	$ 1,844	$ 1,831
Audit-related fees (note 2)	197	384
Tax fees (note 3)	535	788
All other fees (note 4)	51	5
	$ 2,627	$ 3,008

Notes:

1.	Refers to the aggregate fees billed by the Registrant's external auditor for audit services relating to the audit of the Registrant and statutory audits required by subsidiaries.
2.	Refers to the aggregate fees billed for assurance and related services by the Registrant's external auditor that are reasonably related to the performance of the audit or review of the Registrant's financial statements and are not reported under (1) above, including professional services rendered by the Registrant's external auditor for accounting consultations on proposed transactions and consultations related to accounting and reporting standards. Such fees included amounts incurred in respect of: due diligence and other work related to the disposition and acquisition of businesses, such work being unrelated to the audit of the Registrant's financial statements, as well as other audit-related services.
3.	Refers to the aggregate fees billed for professional services rendered by the Registrant's external auditor for tax compliance, tax advice and tax planning.
4.	Refers to fees for information technology consulting and subscriptions to accounting and tax research tools.

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

Colliers International Group Inc.

Date: February 23, 2017	By:	/s/ John B. Friedrichsen
	Name:	John B. Friedrichsen
	Title:	Chief Financial Officer

EXHIBIT INDEX

No.	Document

1.	Annual Information Form of the Registrant for the year ended December 31, 2016.

2.	Audited consolidated financial statements of the Registrant as at December 31, 2016 and 2015 and for years ended December 31, 2016, 2015 and 2014, in accordance with generally accepted accounting principles in the United States.

3.	Management’s discussion and analysis of the Registrant for the year ended December 31, 2016.

23.	Consent of PricewaterhouseCoopers LLP.

31.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.

32.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.	Interactive Data File.