Form 40-F
period 2017-12-31
Colliers International Group Inc.
filed 2018-02-28
CIK 913353

UNITED STATES Securities and Exchange Commission

Washington, D.C. 20549

Form 40-F

[ ] Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934

or

[x] Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2017

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

37,608,467 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

[ ] Yes [x] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[x] Yes [ ] No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company [ ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Registrant’s Annual Information Form for the year ended December 31, 2017, see Exhibit 1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For the Registrant’s audited consolidated financial statements as at December 31, 2017 and 2016 and for the years ended December 31, 2017 and 2016, see Exhibit 2 of this Annual Report on Form 40-F.

C. Management’s Discussion and Analysis

For the Registrant’s management’s discussion and analysis for the year ended December 31, 2017, see Exhibit 3 of this Annual Report on Form 40-F.

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

Management has excluded ten individually insignificant entities acquired by the Registrant during the last fiscal period from its assessment of internal control over financial reporting as at December 31, 2017. The total assets and total revenues of the ten majority-owned entities represent 5.4% and 9.5%, respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2017.

Management has assessed the effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2017, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at December 31, 2017, the Registrant’s internal control over financial reporting was effective.

The effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2017 has been audited by PricewaterhouseCoopers LLP, the Registrant’s independent registered public accounting firm, as stated in their report filed in Exhibit 2 of this Annual Report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year ended December 31, 2017, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2017 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s board of directors (the “Board of Directors”) has determined that it has two audit committee financial experts (as such term is defined in item 8(a) of General Instruction B to Form 40-F) serving on its audit & risk committee (the “Audit Committee”). Each of Messrs. L. Frederick Sutherland and Peter F. Cohen have been determined by the Board of Directors to be such audit committee financial expert and is independent (as such term is defined by the NASDAQ Stock Market’s corporate governance standards applicable to the Registrant).

Mr. Sutherland was the Executive Vice President and Chief Financial Officer of Aramark Corporation, Philadelphia, PA, a provider of services, facilities management and uniform and career apparel, from 1997 through April 2015 at which time he became the Senior Advisor to the Chief Executive Officer of Aramark prior to retiring from Aramark in December 2015. Prior to joining Aramark in 1980, Mr. Sutherland was Vice President in the Corporate Banking Department of Chase Manhattan Bank, New York, NY. Mr. Sutherland is a director of Consolidated Edison, Inc. Mr. Sutherland is also Chairman of the Board of WHYY, a PBS affiliate, a trustee of Duke University, Board President of Episcopal Community Services, an anti-poverty agency, and a Trustee of People's Light and Theater. Mr. Sutherland holds an MBA Degree in Finance from the Katz School of the University of Pittsburgh and a Bachelors in Physics and Mathematics from Duke University.

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

The SEC has indicated that the designation of each of Messrs. Sutherland and Cohen as an audit committee financial expert does not make them an “expert” for any purpose, impose on them any duties, obligations or liability that are greater than the duties, obligations or liability imposed on them as a member of the Audit Committee and the Board of Directors in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Registrant by PricewaterhouseCoopers LLP for professional services rendered in each of the years ended December 31, 2017 and 2016. During these years, PricewaterhouseCoopers LLP was the Registrant’s only external auditor.

(in thousands of C$)	Year ended December 31, 2017	Year ended December 31, 2016
Audit fees (note 1)	$1,680	$1,844
Audit-related fees (note 2)	139	197
Tax fees (note 3)	426	535
All other fees (note 4)	5	51
	$2,250	$2,627

Notes:

1.	Refers to the aggregate fees billed by the Registrant's external auditor for audit services relating to the audit of the Registrant and statutory audits required by subsidiaries.
2.	Refers to the aggregate fees billed for assurance and related services by the Registrant's external auditor that are reasonably related to the performance of the audit or review of the Registrant's financial statements and are not reported under (1) above, including professional services rendered by the Registrant's external auditor for accounting consultations on proposed transactions and consultations related to accounting and reporting standards. Such fees included amounts incurred in respect of: due diligence and other work related to the disposition and acquisition of businesses, such work being unrelated to the audit of the Registrant's financial statements, as well as other audit-related services.
3.	Refers to the aggregate fees billed for professional services rendered by the Registrant's external auditor for tax compliance, tax advice and tax planning.

4.	Refers to fees for information technology consulting and subscriptions to accounting and tax research tools.

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

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Registrant’s financial performance or financial condition other than the payments which may be required to be made under the acquisition of control arrangement contained in the restated management services agreement with the Registrant, Jayset Management CIG Inc. and Jay S. Hennick. A description of the acquisition of control arrangement is set out in Note 13 to the consolidated financial statements included as Exhibit 2 to this Annual Report on Form 40-F, and is incorporated herein by reference.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided in the table entitled “Contractual Obligations” under the section entitled “Liquidity and Capital Resources” in the management’s discussion and analysis included as Exhibit 3 to this Annual Report on Form 40-F, is incorporated herein by reference.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are L. Frederick Sutherland (Chair), Peter F. Cohen, John (Jack) P. Curtin, Jr. and Katherine M. Lee.

CORPORATE GOVERNANCE

The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and its Subordinate Voting Shares are listed on the Toronto Stock Exchange and The NASDAQ Global Select Market ("NASDAQ"). NASDAQ Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of certain requirements in the NASDAQ Listing Rules. A foreign private issuer that follows home country practices in lieu of certain corporate governance provisions of the NASDAQ Listing Rules must disclose each NASDAQ corporate governance requirement that it does not follow and include a brief statement of the home country practice the issuer follows in lieu of the NASDAQ corporate governance requirement(s), either on its website or in its annual filings with the Commission. A description of the significant ways in which the Registrant’s corporate governance practices differ from those followed by domestic companies pursuant to the applicable NASDAQ Listing Rules is disclosed on the Registrant’s website at https://corporate.colliers.com/en/Investor-Relations/Governance-Documents.

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

COLLIERS INTERNATIONAL GROUP INC.

Date: February 28, 2018	By:	/s/ John B. Friedrichsen
John B. Friedrichsen
Chief Financial Officer

EXHIBIT INDEX

No.	Document

1.	Annual Information Form of the Registrant for the year ended December 31, 2017.

2.	Audited consolidated financial statements of the Registrant as at December 31, 2017 and 2016 and for the years ended December 31, 2017 and 2016, in accordance with generally accepted accounting principles in the United States.

3.	Management’s discussion and analysis of the Registrant for the year ended December 31, 2017.

23.	Consent of PricewaterhouseCoopers LLP.

31.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.

32.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.	Interactive Data File.