Form 40-F
period 2018-12-31
Colliers International Group Inc.
filed 2019-02-22
CIK 913353

UNITED STATES Securities and Exchange Commission

Washington, D.C. 20549

Form 40-F

[ ] Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934

or

[x] Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2018

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

37,887,442 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares as of December 31, 2018

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[x] Yes                    [ ] No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

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

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Registrant’s Annual Information Form for the year ended December 31, 2018, see Exhibit 1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For the Registrant’s audited consolidated financial statements as at December 31, 2018 and 2017 and for the years ended December 31, 2018 and 2017, see Exhibit 2 of this Annual Report on Form 40-F.

C. Management’s Discussion and Analysis

For the Registrant’s management’s discussion and analysis for the year ended December 31, 2018, see Exhibit 3 of this Annual Report on Form 40-F.

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

Management has excluded twelve individually insignificant entities acquired by the Registrant during the last fiscal period from its assessment of internal control over financial reporting as at December 31, 2018. The total assets and total revenues of the twelve majority-owned entities represent 5.1% and 7.0%, respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2018.

Management has assessed the effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2018, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at December 31, 2018, the Registrant’s internal control over financial reporting was effective.

The effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2018 has been audited by PricewaterhouseCoopers LLP, the Registrant’s independent registered public accounting firm, as stated in their report filed in Exhibit 2 of this Annual Report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year ended December 31, 2018, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2018 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s board of directors (the “Board of Directors”) has determined that it has two audit committee financial experts (as such term is defined in paragraph 8 of General Instruction B to Form 40-F) serving on its audit & risk committee (the “Audit Committee”). Each of Messrs. L. Frederick Sutherland and Peter F. Cohen have been determined by the Board of Directors to be such audit committee financial expert and is independent (as such term is defined by the corporate governance standards of the NASDAQ Stock Market (“NASDAQ”) applicable to the Registrant).

Mr. Sutherland was the Executive Vice President and Chief Financial Officer of Aramark Corporation, Philadelphia, PA, a provider of services, facilities management and uniform and career apparel, from 1997 to 2015. Prior to joining Aramark in 1980, Mr. Sutherland was Vice President in the Corporate Banking Department at Chase Manhattan Bank, New York, NY. Mr. Sutherland is a director of Consolidated Edison, Inc. and Sterling Talent Solutions. Mr. Sutherland is also Chairman of the board of directors of WHYY, Philadelphia’s public broadcaster, a trustee of Duke University, Board President of Episcopal Community Services, an anti-poverty agency, and a Trustee of People’s Light, a professional non-profit theater. Mr. Sutherland holds an MBA in Finance from the Katz School of the University of Pittsburgh and a Bachelors in Physics and Mathematics from Duke University.

Mr. Cohen is a Chartered Professional Accountant and a former partner in an audit practice of a public accounting firm. Mr. Cohen is currently the Vice Chairman of the Board of Directors of the Registrant and President and Chief Executive Officer of the Dawsco Group, a private real estate and investment company owned by Mr. Cohen and his family. Mr. Cohen was a co-founder and Chairman and Chief Executive Officer of Centrefund Realty Corporation, a publicly-traded shopping center investment company until August 2000 when control of the company was sold. Mr. Cohen serves as the Treasurer and a Director of the Sinai Health System and is the Co-Chair of the Resources Committee and Building and Development Committee.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Registrant by PricewaterhouseCoopers LLP for professional services rendered in each of the years ended December 31, 2018 and 2017. During these years, PricewaterhouseCoopers LLP was the Registrant’s only external auditor.

(in thousands of C$)	Year ended December 31, 2018	Year ended December 31, 2017
Audit fees (note 1)	$2,030	$1,680
Audit-related fees (note 2)	294	139
Tax fees (note 3)	129	426
All other fees (note 4)	84	5
	$2,537	$2,250

Notes:

1.	Refers to the aggregate fees billed by the Registrant's external auditor for audit services relating to the audit of the Registrant and statutory audits required by subsidiaries.
2.	Refers to the aggregate fees billed for assurance and related services by the Registrant's external auditor that are reasonably related to the performance of the audit or review of the Registrant's financial statements and are not reported under (1) above, including professional services rendered by the Registrant's external auditor for accounting consultations on proposed transactions and consultations related to accounting and reporting standards. Such fees included amounts incurred in respect of: due diligence and other work related to the disposition and acquisition of businesses, such work being unrelated to the audit of the Registrant's financial statements, as well as other audit-related services.
3.	Refers to the aggregate fees billed for professional services rendered by the Registrant's external auditor for tax compliance, tax advice and tax planning.
4.	Refers to fees for consulting and subscriptions to accounting and tax research tools.

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

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Registrant’s financial performance or financial condition other than the payments which may be required to be made under the acquisition of control arrangement contained in the restated management services agreement among the Registrant, Jayset Management CIG Inc. and Jay S. Hennick. A description of the acquisition of control arrangement is set out in Note 12 to the consolidated financial statements included as Exhibit 2 to this Annual Report on Form 40-F, and is incorporated herein by reference.

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

CORPORATE GOVERNANCE

The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and its Subordinate Voting Shares are listed on the Toronto Stock Exchange and the NASDAQ Global Select Market. NASDAQ Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of certain requirements in the NASDAQ Listing Rules. A foreign private issuer that follows home country practices in lieu of certain corporate governance provisions of the NASDAQ Listing Rules must disclose each NASDAQ corporate governance requirement that it does not follow and include a brief statement of the home country practice the issuer follows in lieu of the NASDAQ corporate governance requirement(s), either on its website or in its annual filings with the Commission. A description of the significant ways in which the Registrant’s corporate governance practices differ from those followed by domestic companies pursuant to the applicable NASDAQ Listing Rules is disclosed on the Registrant’s website at https://corporate.colliers.com/en/Investor-Relations/Governance-Documents.

MINE SAFETY DISCLOSURE

Not applicable.

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

Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the SEC by an amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 22, 2019	Colliers International Group Inc.

	By:	/s/ John B. Friedrichsen
Name: John B. Friedrichsen Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Document

1	Annual Information Form of the Registrant for the year ended December 31, 2018.

2	Audited consolidated financial statements of the Registrant as at December 31, 2018 and 2017 and for the years ended December 31, 2018 and 2017, in accordance with generally accepted accounting principles in the United States.

3	Management’s discussion and analysis of the Registrant for the year ended December 31, 2018.

23	Consent of PricewaterhouseCoopers LLP.

31	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.

32	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	Interactive Data File.