Form 40-F
period 2019-12-31
Colliers International Group Inc.
filed 2020-02-19
CIK 913353

UNITED STATES Securities and Exchange Commission

Washington, D.C. 20549

Form 40-F

[   ] Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934

or

[x] Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2019

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

617-868-5000

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Subordinate Voting Shares	CIGI	NASDAQ Stock Market

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

38,519,517 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares as of December 31, 2019

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

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Registrant’s Annual Information Form for the year ended December 31, 2019, see Exhibit 1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For the Registrant’s audited consolidated financial statements as at December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018, see Exhibit 2 of this Annual Report on Form 40-F.

C. Management’s Discussion and Analysis

For the Registrant’s management’s discussion and analysis for the year ended December 31, 2019, see Exhibit 3 of this Annual Report on Form 40-F.

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

Management has excluded four individually insignificant entities acquired by the Registrant during the last fiscal period from its assessment of internal control over financial reporting as at December 31, 2019. The total assets and total revenues of the four majority-owned entities represent 1.7% and 2.5%, respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2019.

Management has assessed the effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2019, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at December 31, 2019, the Registrant’s internal control over financial reporting was effective.

The effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2019 has been audited by PricewaterhouseCoopers LLP, the Registrant’s independent registered public accounting firm, as stated in their report filed in Exhibit 2 of this Annual Report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year ended December 31, 2019, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2019 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE FINANCIAL EXPERTS

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

CODE OF ETHICS

The Registrant has adopted a Code of Ethics and Conduct that applies to all directors, officers and employees of the Registrant and its subsidiaries, and a Financial Management Code of Ethics, which applies to senior management and senior financial and accounting personnel of the Registrant and its subsidiaries. A copy of the Code of Ethics and Conduct and the Financial Management Code of Ethics can be obtained, free of charge, on the Registrant’s website (www.colliers.com) or by contacting the Registrant at (416) 960-9500. Information contained or otherwise accessed through the Registrant’s website or any other website, other than those documents filed as exhibits hereto or otherwise specifically referred to herein, does not form part of this Annual Report on Form 40-F, and any reference to the Registrant’s website herein is as an inactive textual reference only.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Registrant by PricewaterhouseCoopers LLP for professional services rendered in each of the years ended December 31, 2019 and 2018. During these years, PricewaterhouseCoopers LLP was the Registrant’s only external auditor.

(in thousands of C$)	Year ended December 31, 2019	Year ended December 31, 2018
Audit fees (note 1)	$1,868	$2,030
Audit-related fees (note 2)	121	294
Tax fees (note 3)	518	129
All other fees (note 4)	82	84
	$2,589	$2,537

Notes:

1.	Refers to the aggregate fees billed by the Registrant's external auditor for audit services relating to the audit of the Registrant and statutory audits required by subsidiaries.

2.	Refers to the aggregate fees billed for assurance and related services by the Registrant's external auditor that are reasonably related to the performance of the audit or review of the Registrant's financial statements and are not reported under (1) above, including professional services rendered by the Registrant's external auditor for accounting consultations on proposed transactions and consultations related to accounting and reporting standards. Such fees included amounts incurred in respect of: due diligence and other work related to the disposition and acquisition of businesses, such work being unrelated to the audit of the Registrant's financial statements, as well as other audit-related services.

3.	Refers to the aggregate fees billed for professional services rendered by the Registrant's external auditor for tax compliance, tax advice and tax planning.

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

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Registrant’s financial performance or financial condition other than the payments which may be required to be made under the acquisition of control arrangement contained in the restated management services agreement among the Registrant, Jayset Management CIG Inc. and Jay S. Hennick. A description of the acquisition of control arrangement is set out in Note 16 to the consolidated financial statements included as Exhibit 2 to this Annual Report on Form 40-F, and is incorporated herein by reference.

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

Date: February 19, 2020	Colliers International Group Inc.

	By:	/s/ Christian Mayer
		Name:	Christian Mayer
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Document

1	Annual Information Form of the Registrant for the year ended December 31, 2019.

2	Audited consolidated financial statements of the Registrant as at December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018, in accordance with generally accepted accounting principles in the United States.

3	Management’s discussion and analysis of the Registrant for the year ended December 31, 2019.

23	Consent of PricewaterhouseCoopers LLP.

31	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.

32	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	Interactive Data File.