Form 40-F
period 2020-12-31
Colliers International Group Inc.
filed 2021-02-18
CIK 913353

UNITED STATES Securities and Exchange Commission

Washington, D.C. 20549

Form 40-F

☐ Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2020

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

38,863,742 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares as of December 31, 2020

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

☒ Yes	☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Registrant’s Annual Information Form for the year ended December 31, 2020, see Exhibit 1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For the Registrant’s audited consolidated financial statements as at December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019, see Exhibit 2 of this Annual Report on Form 40-F.

C. Management’s Discussion and Analysis

For the Registrant’s management’s discussion and analysis for the year ended December 31, 2020, see Exhibit 3 of this Annual Report on Form 40-F.

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

Management has excluded four individually insignificant entities acquired by the Registrant during the last fiscal period from its assessment of internal control over financial reporting as at December 31, 2020. The total assets and total revenues of the four majority-owned entities represent 16.5% and 7.0%, respectively of the related consolidated financial statement amounts as at and for the year ended December 31, 2020. The most significant of these entities, representing 13.5% and 2.8% of consolidated total assets and 3.6% and 3.0% of consolidated total revenues were related to the four subsidiaries of Dougherty Financial Group LLC – Dougherty Mortgage LLC, Dougherty & Company LLC, Dougherty Funding LLC and Dougherty Insurance Agency LLC (renamed “Colliers Mortgage” and “Colliers Securities”) and Maser Consulting P.A., respectively.

Management has assessed the effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2020, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at December 31, 2020, the Registrant’s internal control over financial reporting was effective.

The effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2020 has been audited by PricewaterhouseCoopers LLP, the Registrant’s independent registered public accounting firm, as stated in their report filed in Exhibit 2 of this Annual Report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year ended December 31, 2020, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2020 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Mr. Sutherland was the Executive Vice President and Chief Financial Officer of Aramark Corporation, Philadelphia, PA, a provider of services, facilities management and uniform and career apparel, from 1997 to 2015. Prior to joining Aramark in 1980, Mr. Sutherland was Vice President, Corporate Banking, at Chase Manhattan Bank, New York, NY. Mr. Sutherland is a director of Consolidated Edison, Inc. and Sterling Talent Solutions. Mr. Sutherland is also a director and former Chair of the Board of WHYY, Philadelphia’s public broadcast affiliate, a trustee of Duke University, Board President of Episcopal Community Services, an anti-poverty agency, a Trustee of People's Light, a professional non-profit theater, and a trustee of the National Constitution Center. Mr. Sutherland holds an MBA Degree in Finance from the Katz School of the University of Pittsburgh and a Bachelors in Physics and Mathematics from Duke University.

Mr. Cohen is a Chartered Professional Accountant and a former partner in an audit practice of a public accounting firm. Mr. Cohen is currently the Vice Chairman and Lead Director of Colliers and the Chairman and Chief Executive Officer of a number of private companies including The Dawsco Group, Building Value Realty Group and BV Glazing Systems Inc.. Mr. Cohen was a co-founder and Chairman and Chief Executive Officer of Centrefund Realty Corporation, a publicly traded shopping center investment company until August 2000 when control of the company was sold. Mr. Cohen serves as Chair of the Board of Directors of Sinai Health in Toronto, Ontario. The SEC has indicated that the designation of each of Messrs. Sutherland and Cohen as an audit committee financial expert does not make them an “expert” for any purpose, impose on them any duties, obligations or liability that are greater than the duties, obligations or liability imposed on them as a member of the Audit Committee and the Board of Directors in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Registrant by PricewaterhouseCoopers LLP for professional services rendered in each of the years ended December 31, 2020 and 2019. During these years, PricewaterhouseCoopers LLP was the Registrant’s only external auditor.

(in thousands of C$)	Year ended December 31, 2020	Year ended December 31, 2019
Audit fees (note 1)	$2,501	$1,868
Audit-related fees (note 2)	344	121
Tax fees (note 3)	397	518
All other fees (note 4)	46	82
	$3,288	$2,589

Notes:

1.	Refers to the aggregate fees billed by the Registrant's external auditor for audit services relating to the audit of the Registrant and statutory audits required by subsidiaries.

2.	Refers to the aggregate fees billed for assurance and related services by the Registrant's external auditor that are reasonably related to the performance of the audit or review of the Registrant's financial statements and are not reported under (1) above, including professional services rendered by the Registrant's external auditor for accounting consultations on proposed transactions and consultations related to accounting and reporting standards. Such fees included amounts incurred in respect of: due diligence and other work related to the disposition and acquisition of businesses, such work being unrelated to the audit of the Registrant's financial statements, as well as other audit-related services.

3.	Refers to the aggregate fees billed for professional services rendered by the Registrant's external auditor for tax compliance, tax advice and tax planning.

4.	Refers to fees for consulting and subscriptions to accounting and tax research tools.

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

Date: February 18, 2021	Colliers International Group Inc.

	By:	/s/ Christian Mayer
		Name:	Christian Mayer
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Document

1	Annual Information Form of the Registrant for the year ended December 31, 2020.

2	Audited consolidated financial statements of the Registrant as at December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019, in accordance with generally accepted accounting principles in the United States.

3	Management’s discussion and analysis of the Registrant for the year ended December 31, 2020.

23	Consent of PricewaterhouseCoopers LLP.

31	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.

32	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	Interactive Data File.