Form 40-F
period 2021-12-31
Colliers International Group Inc.
filed 2022-02-17
CIK 913353

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐ Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒ Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2021

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

42,729,050 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares as of December 31, 2021

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

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Registrant’s Annual Information Form for the year ended December 31, 2021, see Exhibit 1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For the Registrant’s audited consolidated financial statements as at December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020 and the related notes, Management's Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm (PCAOB ID 271), see Exhibit 2 of this Annual Report on Form 40-F.

C. Management’s Discussion and Analysis

For the Registrant’s management’s discussion and analysis for the year ended December 31, 2021, see Exhibit 3 of this Annual Report on Form 40-F.

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

Management has excluded two entities acquired by the Company during the last fiscal period from its assessment of internal control over financial reporting as at December 31, 2021. The total assets and total revenues of the two majority-owned entities represent 1.3% and 0.6%, respectively of the related consolidated financial statement amounts as at and for the year ended December 31, 2021.

Management has assessed the effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2020, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at December 31, 2021, the Registrant’s internal control over financial reporting was effective.

The effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2021 has been audited by PricewaterhouseCoopers LLP (firm ID 238), the Registrant’s independent registered public accounting firm, as stated in their report filed in Exhibit 2 of this Annual Report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year ended December 31, 2021, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2021 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Mr. Sutherland was the Executive Vice President and Chief Financial Officer of Aramark Corporation, Philadelphia, PA, a provider of services, facilities management and uniform and career apparel, from 1997 to 2015. Prior to joining Aramark in 1980, Mr. Sutherland was Vice President in the Corporate Banking Department at Chase Manhattan Bank, New York, NY. Mr. Sutherland is a director of Consolidated Edison, Inc. and Sterling Check Corp. Mr. Sutherland is also Chairman of the board of directors of WHYY, Philadelphia’s public broadcaster, a trustee of Duke University, Board President of Episcopal Community Services, an anti-poverty agency, and a Trustee of People’s Light, a professional non-profit theater. Mr. Sutherland holds an MBA in Finance from the Katz School of the University of Pittsburgh and a Bachelors in Physics and Mathematics from Duke University.

Mr. Cohen is a Chartered Professional Accountant and a former partner in an audit practice of a public accounting firm. Mr. Cohen is currently the President and Chief Executive Officer of a number of private companies including The Dawsco Group, Building Value Realty Group and BV Glazing Systems Inc. Mr. Cohen was a co-founder and Chairman and Chief Executive Officer of Centrefund Realty Corporation, a publicly-traded shopping center investment company until August 2000 when control of the company was sold. Mr. Cohen serves as the Chair of the Board of Directors of Sinai Health in Toronto, Ontario.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Registrant by PricewaterhouseCoopers LLP for professional services rendered in each of the years ended December 31, 2021 and 2020. During these years, PricewaterhouseCoopers LLP was the Registrant’s only external auditor.

(in thousands of C$)	Year ended December 31, 2021	Year ended December 31, 2020
Audit fees (note 1)	$2,332	$2,480
Audit-related fees (note 2)	159	344
Tax fees (note 3)	287	397
All other fees (note 4)	50	67
	$2,828	$3,288

Notes:

1.	Refers to the aggregate fees billed by the Registrant's external auditor for audit services relating to the audit of the Registrant and statutory audits required by subsidiaries.

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

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Registrant’s financial performance or financial condition. The Registrant does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Registrant’s financial performance or financial condition except as provided under the heading “Liquidity and Capital Resources” on page 7 of Exhibit 3 to this Annual Report on Form 40-F, Management’s Discussion and Analysis, which is incorporated by reference herein.

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

MINE SAFETY DISCLOSURE

Not applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

Date: February 17, 2022	COLLIERS INTERNATIONAL GROUP INC.
	By:	/s/ Christian Mayer
Name: Christian Mayer Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Document

1	Annual Information Form of the Registrant for the year ended December 31, 2021.

2
Audited consolidated financial statements of the Registrant as at December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020 and the related notes, in accordance with generally accepted accounting principles in the United States, Management's Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm (PCAOB ID 271).

3	Management’s discussion and analysis of the Registrant for the year ended December 31, 2021.

23	Consent of PricewaterhouseCoopers LLP.

31	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.

32	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	Interactive Data File.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)