Form 40-F
period 2022-12-31
Colliers International Group Inc.
filed 2023-02-16
CIK 913353

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐ Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒ Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2022

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

41,607,462 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares as of December 31, 2022

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

Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Registrant’s Annual Information Form for the year ended December 31, 2022, see Exhibit 1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For the Registrant’s audited consolidated financial statements as at December 31, 2022 and 2021 and for the years ended December 31, 2022 and 2021 and the related notes, Management's Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm (PCAOB ID 271), see Exhibit 2 of this Annual Report on Form 40-F.

C. Management’s Discussion and Analysis

For the Registrant’s management’s discussion and analysis for the year ended December 31, 2022, see Exhibit 3 of this Annual Report on Form 40-F.

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

Management has excluded twelve entities acquired by the Company during the last fiscal period from its assessment of internal control over financial reporting as at December 31, 2022. The total assets and total revenues of the twelve majority-owned entities represent 3.9% and 4.5%, respectively of the related consolidated financial statement amounts as at and for the year ended December 31, 2022.

Management has assessed the effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2022, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at December 31, 2022, the Registrant’s internal control over financial reporting was effective.

The effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2022 has been audited by PricewaterhouseCoopers LLP, the Registrant’s independent registered public accounting firm, as stated in their report filed in Exhibit 2 of this Annual Report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year ended December 31, 2022, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2022 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Registrant by PricewaterhouseCoopers LLP for professional services rendered in each of the years ended December 31, 2022 and 2021. During these years, PricewaterhouseCoopers LLP was the Registrant’s only external auditor.

(in thousands of C$)	Year ended December 31, 2022	Year ended December 31, 2021
Audit fees (note 1)	$2,939	$2,332
Audit-related fees (note 2)	333	159
Tax fees (note 3)	1,851	287
All other fees (note 4)	25	50
	$5,148	$2,828

Notes:

1.	Refers to the aggregate fees billed by the Registrant's external auditor for audit services relating to the audit of the Registrant and statutory audits required by subsidiaries.

2.
Refers to the aggregate fees billed for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under (1) above, including professional services rendered by the Company’s external auditor for supplementary assurance assessments and engagements.

3.
Refers to the aggregate fees billed for professional services rendered by the Registrant's external auditor for tax compliance, tax advice and tax planning. The majority of the increase in tax fees in 2022 relate to a non-recurring project.

4.	Refers to fees for consulting and subscriptions to accounting and tax research tools.

The Registrant’s Audit Committee pre-approves all audit services and permitted non-audit services provided to the Registrant by PricewaterhouseCoopers LLP. The Audit Committee has delegated to the Chair of the Audit Committee, who is independent, the authority to act on behalf of the Audit Committee with respect to the pre-approval of all audit and permitted non-audit services provided by its external auditors from time to time. Any approvals by the Chair are reported to the full Audit Committee at its next meeting. None of the services provided by the Company’s external auditors described in footnotes 2, 3 and 4 under “Principal Accountant Fees and Services” above were approved pursuant to a waiver of pre-approval provisions under SEC rules (paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X).

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

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

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

Date: February 16, 2023	COLLIERS INTERNATIONAL GROUP INC.
	By:	/s/ Christian Mayer
Name: Christian Mayer Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Document

1	Annual Information Form of the Registrant for the year ended December 31, 2022.

2
Audited consolidated financial statements of the Registrant as at December 31, 2022 and 2021 and for the years ended December 31, 2022 and 2021 and the related notes, in accordance with generally accepted accounting principles in the United States, Management's Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm (PCAOB ID 271).

3	Management’s discussion and analysis of the Registrant for the year ended December 31, 2022.

23	Consent of PricewaterhouseCoopers LLP.

31	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.

32	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	Interactive Data File.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)