Form 40-F
period 2023-12-31
Colliers International Group Inc.
filed 2024-02-15
CIK 913353

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐ Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2023

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

46,223,682 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares as of December 31, 2023

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

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Registrant’s Annual Information Form for the year ended December 31, 2023, see Exhibit 1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For the Registrant’s audited consolidated financial statements as at December 31, 2023 and 2022 and for the years ended December 31, 2023 and 2022 and the related notes, Management's Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm (PCAOB ID 271), see Exhibit 2 of this Annual Report on Form 40-F.

C. Management’s Discussion and Analysis

For the Registrant’s management’s discussion and analysis for the year ended December 31, 2023, see Exhibit 3 of this Annual Report on Form 40-F.

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

Management has excluded three entities acquired by the Company during the last fiscal period from its assessment of internal control over financial reporting as at December 31, 2023. The total assets and total revenues of the three majority-owned entities represent 0.7% and 0.9%, respectively of the related consolidated financial statement amounts as at and for the year ended December 31, 2023.

Management has assessed the effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2023, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at December 31, 2023, the Registrant’s internal control over financial reporting was effective.

The effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2023 has been audited by PricewaterhouseCoopers LLP, the Registrant’s independent registered public accounting firm, as stated in their report filed in Exhibit 2 of this Annual Report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year ended December 31, 2023, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2023 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE FINANCIAL EXPERTS

The Registrant’s board of directors (the “Board of Directors”) has determined that it has one audit committee financial expert (as such term is defined in paragraph 8 of General Instruction B to Form 40-F) serving on its audit & risk committee (the “Audit Committee”). Mr. L. Frederick Sutherland has been determined by the Board of Directors to be an audit committee financial expert and is independent (as such term is defined by the corporate governance standards of the NASDAQ Stock Market (“NASDAQ”) applicable to the Registrant).

Mr. Sutherland was the Executive Vice President and Chief Financial Officer of Aramark Corporation, Philadelphia, PA, a leading global provider of food services, facilities management and uniform and career apparel, from 1997 to 2015. Prior to joining Aramark in 1980, Mr. Sutherland was Vice President, Corporate Banking, at Chase Manhattan Bank, New York, NY. Mr. Sutherland is a director of Consolidated Edison, Inc. and Sterling Check Corp. Mr. Sutherland is also a director and former Chair of the Board of WHYY, Philadelphia’s public broadcast affiliate and a trustee of Duke University, The National Constitution Center, Episcopal Community Services, an anti-poverty agency, and People's Light, a professional non-profit theater. Mr. Sutherland holds an MBA Degree in Finance from the Katz School of the University of Pittsburgh and a Bachelors in Physics and Mathematics from Duke University.

The SEC has indicated that the designation of Mr. Sutherland as an audit committee financial expert does not make him an “expert” for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the Audit Committee and the Board of Directors in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

CODE OF ETHICS

The Registrant has adopted a Code of Ethics and Conduct that applies to all directors, officers and employees of the Registrant and its subsidiaries. A copy of the Code of Ethics and Conduct can be obtained, free of charge, on the Registrant’s website (www.colliers.com) or by contacting the Registrant at (416) 960-9500. Information contained or otherwise accessed through the Registrant’s website or any other website, other than those documents filed as exhibits hereto or otherwise specifically referred to herein, does not form part of this Annual Report on Form 40-F, and any reference to the Registrant’s website herein is as an inactive textual reference only.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Registrant by PricewaterhouseCoopers LLP for professional services rendered in each of the years ended December 31, 2023 and 2022. During these years, PricewaterhouseCoopers LLP was the Registrant’s only external auditor.

(in thousands of C$)	Year ended December 31, 2023	Year ended December 31, 2022
Audit fees (note 1)	$4,392	$3,922
Audit-related fees (note 2)	308	333
Tax fees (note 3)	2,736	1,851
All other fees (note 4)	12	25
	$7,448	$6,131

Notes:

1.

Refers to the aggregate fees billed and expected to be billed by the Registrant's external auditor for audit services relating to the audit of the Registrant and statutory audits required by subsidiaries.

2.

Refers to the aggregate fees billed for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under (1) above, including professional services rendered by the Company’s external auditor for supplementary assurance assessments and engagements.

3.

Refers to the aggregate fees billed for professional services rendered by the Registrant's external auditor for tax compliance, tax advice and tax planning. The majority of tax fees in 2023 relate to a non-recurring project.

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

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Registrant’s financial performance or financial condition except as provided under the heading “Liquidity and Capital Resources” on page 7 of the Management’s Discussion and Analysis, which is filed as Exhibit 3 to this Annual Report on Form 40-F.

CONTRACTUAL OBLIGATIONS

The information provided in the table entitled “Contractual Obligations” under the section entitled “Liquidity and Capital Resources” on page 8 in the Management’s Discussion and Analysis, which is filed as Exhibit 3 to this Annual Report on Form 40-F.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are L. Frederick Sutherland (Chair), John (Jack) P. Curtin, Jr., Katherine M. Lee and Edward Waitzer.

CORPORATE GOVERNANCE

The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and its Subordinate Voting Shares are listed on the Toronto Stock Exchange and the NASDAQ Global Select Market. NASDAQ Stock Market Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of certain requirements in the NASDAQ Listing Rules. A foreign private issuer that follows home country practices in lieu of certain corporate governance provisions of the NASDAQ Listing Rules must disclose each NASDAQ corporate governance requirement that it does not follow and include a brief statement of the home country practice the issuer follows in lieu of the NASDAQ corporate governance requirement(s), either on its website or in its annual filings with the SEC. A description of the significant ways in which the Registrant’s corporate governance practices differ from those followed by domestic companies pursuant to the applicable NASDAQ Listing Rules is disclosed on the Registrant’s website at https://corporate.colliers.com/en/Investor-Relations/Governance-Documents.

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

B.           Consent to Service of Process

The Registrant has previously filed with the SEC an Appointment of Agent for Service of Process and Undertaking on Form F-X.

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

Date: February 15, 2024	COLLIERS INTERNATIONAL GROUP INC.

	By:	/s/ Christian Mayer
Name: Christian Mayer
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Document

1	Annual Information Form of the Registrant for the year ended December 31, 2023.

2

Audited consolidated financial statements of the Registrant as at December 31, 2023 and 2022 and for the years ended December 31, 2023 and 2022 and the related notes, in accordance with generally accepted accounting principles in the United States, Management's Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm (PCAOB ID 271).

3	Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2023.

23	Consent of PricewaterhouseCoopers LLP.

31	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

32	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97	Compensation Recovery Policy of the Registrant

101	Interactive Data File.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)