Form 40-F
period 2024-12-31
Colliers International Group Inc.
filed 2025-02-13
CIK 913353

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐ Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2024

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

49,284,982 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares as of December 31, 2024

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

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Registrant’s Annual Information Form for the year ended December 31, 2024, see Exhibit 1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For the Registrant’s audited consolidated financial statements as at December 31, 2024 and 2023 and for the years ended December 31, 2024 and 2023 and the related notes, Management's Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm (PCAOB ID 271), see Exhibit 2 of this Annual Report on Form 40-F.

C. Management’s Discussion and Analysis

For the Registrant’s management’s discussion and analysis for the year ended December 31, 2024, see Exhibit 3 of this Annual Report on Form 40-F.

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

Management has excluded seven entities - Lanard & Axilbund, LLC, Phase Zero Design Corporation, Englobe Corporation, Pritchard Francis Consulting Pty Limited, Goodkey, Weedmark & Associates Limited, TTM Group Pty Limited, and MG2 Corporation - acquired by the Company during the last fiscal period from its assessment of internal control over financial reporting as at December 31, 2024. The total assets and total revenues of the seven majority-owned entities represent 3.8% and 4.5%, respectively of the related consolidated financial statement amounts as at and for the year ended December 31, 2024.

Management has assessed the effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2024, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at December 31, 2024, the Registrant’s internal control over financial reporting was effective.

The effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2024 has been audited by PricewaterhouseCoopers LLP, the Registrant’s independent registered public accounting firm, as stated in their report filed in Exhibit 2 of this Annual Report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year ended December 31, 2024, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2024 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Mr. Sutherland was the Executive Vice President and Chief Financial Officer of Aramark Corporation, Philadelphia, PA, a leading global provider of food services, facilities management and uniform and career apparel, from 1997 to 2015. Prior to joining Aramark in 1980, Mr. Sutherland was Vice President, Corporate Banking, at Chase Manhattan Bank, New York, NY. Mr. Sutherland is a director of Consolidated Edison, Inc. and a former director of Sterling Check Corp. Mr. Sutherland is also a former director and Chair of the Board of WHYY, Philadelphia’s public broadcast affiliate and a trustee of Duke University, The National Constitution Center, Episcopal Community Services, an anti-poverty agency, and People's Light, a professional non-profit theater. Mr. Sutherland holds an MBA Degree in Finance from the Katz School of the University of Pittsburgh and a Bachelors in Physics and Mathematics from Duke University.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Registrant by PricewaterhouseCoopers LLP for professional services rendered in each of the years ended December 31, 2024 and 2023. During these years, PricewaterhouseCoopers LLP was the Registrant’s only external auditor.

(in thousands of C$)	Year ended December 31, 2024	Year ended December 31, 2023
Audit fees (note 1)	$4,632	$4,392
Audit-related fees (note 2)	349	308
Tax fees (note 3)	1,850	2,736
All other fees (note 4)	40	12
	$6,871	$7,448

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

3.

Refers to the aggregate fees billed for professional services rendered by the Registrant's external auditor for tax compliance, tax advice and tax planning. The majority of tax fees in the table above relate to a non-recurring project.

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

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are L. Frederick Sutherland (Chair), John (Jack) P. Curtin, Jr. and Edward Waitzer.

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

Date: February 13, 2025	COLLIERS INTERNATIONAL GROUP INC.

	By:	/s/ Christian Mayer
Name: Christian Mayer Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Document

1	Annual Information Form of the Registrant for the year ended December 31, 2024.

2

Audited consolidated financial statements of the Registrant as at December 31, 2024 and 2023 and for the years ended December 31, 2024 and 2023 and the related notes, in accordance with generally accepted accounting principles in the United States, Management's Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm.

3	Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2024.

23	Consent of PricewaterhouseCoopers LLP.

31	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

32	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97	Compensation Recovery Policy of the Registrant

101	Interactive Data File.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)