Form 40-F
period 2025-12-31
Colliers International Group Inc.
filed 2026-02-20
CIK 913353

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐ Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2025

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

Corporation Service Company

251 Little Falls Drive, Wilmington, DE 19808

(302) 636-5401

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”):

Title of each class	Trading Symbol	Name of each exchange on which registered
Subordinate Voting Shares	CIGI	NASDAQ Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

49,778,127 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares as of December 31, 2025

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

Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Registrant’s Annual Information Form for the year ended December 31, 2025, see Exhibit 1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For the Registrant’s audited consolidated financial statements as at December 31, 2025 and 2024 and for the years ended December 31, 2025 and 2024 and the related notes, Management's Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm (PCAOB ID 271), see Exhibit 2 of this Annual Report on Form 40-F.

C. Management’s Discussion and Analysis

For the Registrant’s management’s discussion and analysis for the year ended December 31, 2025, see Exhibit 3 of this Annual Report on Form 40-F.

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

Management has excluded eleven entities – Ethos Urban Pty Ltd., Triovest Inc., Astris Infrastructure, LLC, Greystone Sales Group, LLC, Terra Consulting, Higher Ground Consulting, Herold Engineering, Cambium Inc., LRL Associates Ltd., Greenhill Engineers Pty Ltd., RoundShield Partners LLP - acquired by the Company during the last fiscal period from its assessment of internal control over financial reporting as at December 31, 2025. The total assets and total revenues of the eleven majority-owned entities represent 1.7% and 2.3%, respectively of the related consolidated financial statement amounts as at and for the year ended December 31, 2025.

Management has assessed the effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2025, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at December 31, 2025, the Registrant’s internal control over financial reporting was effective.

The effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2025 has been audited by PricewaterhouseCoopers LLP, the Registrant’s independent registered public accounting firm, as stated in their report filed in Exhibit 2 of this Annual Report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year ended December 31, 2025, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2025 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE FINANCIAL EXPERTS

The Registrant’s board of directors (the “Board of Directors”) has determined that it has one audit committee financial expert (as such term is defined in the note to paragraph 8(a) of General Instruction B to Form 40-F) serving on its audit & risk committee (the “Audit Committee”). Mr. L. Frederick Sutherland has been determined by the Board of Directors to be an audit committee financial expert and is independent (as such term is defined by the corporate governance standards of the NASDAQ Stock Market (“NASDAQ”) applicable to the Registrant).

Mr. Sutherland was the Executive Vice President and Chief Financial Officer of Aramark Corporation, Philadelphia, PA, a leading global provider of food services, facilities management and uniform and career apparel, from 1997 to 2015. Prior to joining Aramark in 1980, Mr. Sutherland was Vice President, Corporate Banking, at Chase Manhattan Bank, New York, NY. Mr. Sutherland is a director of Consolidated Edison, Inc. and a former director of Sterling Check Corp. Mr. Sutherland is a trustee, executive committee member and audit committee chair of Duke University, and a trustee and financial committee chair of the National Constitution Center.  Mr. Sutherland is also a former director and Chair of the Board of WHYY, Philadelphia’s public broadcast affiliate, a former trustee and chair of Episcopal Community Services, a Philadelphia-based anti-poverty agency and a former trustee and chair of People’s Light, a professional non-profit theater. Mr. Sutherland holds an MBA Degree in Finance from the Katz School of the University of Pittsburgh and a Bachelors in Physics and Mathematics from Duke University.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Registrant by PricewaterhouseCoopers LLP for professional services rendered in each of the years ended December 31, 2025 and 2024. During these years, PricewaterhouseCoopers LLP was the Registrant’s only external auditor.

(in thousands of C$)	Year ended December 31, 2025	Year ended December 31, 2024
Audit fees (note 1)	$4,828	$4,632
Audit-related fees (note 2)	314	349
Tax fees (note 3)	1,773	1,850
All other fees (note 4)	15	40
	$6,930	$6,871

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

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Registrant’s financial performance or financial condition except as provided under the heading “Liquidity and Capital Resources” on page 6 of the Management’s Discussion and Analysis, which is filed as Exhibit 3 to this Annual Report on Form 40-F.

CONTRACTUAL OBLIGATIONS

The information provided in the table entitled “Contractual Obligations” under the section entitled “Liquidity and Capital Resources” on page 7 in the Management’s Discussion and Analysis, which is filed as Exhibit 3 to this Annual Report on Form 40-F.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are L. Frederick Sutherland (Chair), John (Jack) P. Curtin, Jr. and John Sullivan.

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

Date: February 20, 2026	COLLIERS INTERNATIONAL GROUP INC.
	By:	/s/ Christian Mayer
Name: Christian Mayer Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Document
1	Annual Information Form of the Registrant for the year ended December 31, 2025.
2

Audited consolidated financial statements of the Registrant as at December 31, 2025 and 2024 and for the years ended December 31, 2025 and 2024 and the related notes, in accordance with generally accepted accounting principles in the United States, Management's Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm.

3	Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2025.
23	Consent of PricewaterhouseCoopers LLP.
31	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.
32	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	Compensation Recovery Policy of the Registrant
101	Interactive Data File.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)